EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

between

Circle Media Labs Inc.

and

Smith Micro Software, Inc.

dated as of

February 12, 2020

TABLE OF CONTENTS

Article I Definitions	1
Article II Purchase and Sale	6
Section 2.01	Purchase and Sale of Assets; License of Intellectual Property6
Section 2.02	Excluded Assets7
Section 2.03	Assumed Liabilities7
Section 2.04	Excluded Liabilities7
Section 2.05	Purchase Price; Holdback7
Section 2.06	Allocation of Purchase Price.8
Section 2.07	Reserved8
Section 2.08	Third Party Consents8
Section 2.09	Further Assurances for Purchased Assets.9
Article III Closing	9
Section 3.01	Closing9
Section 3.02	Closing Deliverables9
Article IV Representations and Warranties of Seller	11
Section 4.01	Organization and Qualification of Seller11
Section 4.02	Authority of Seller11
Section 4.03	No Conflicts; Consents11
Section 4.04	Financial Statements12
Section 4.05	Absence of Certain Changes, Events and Conditions12
Section 4.06	Material Contracts12
Section 4.07	Title to Purchased Assets13
Section 4.08	Condition and Sufficiency of Assets13
Section 4.09	Intellectual Property13
Section 4.10	Customers and Suppliers15
Section 4.11	Insurance15
Section 4.12	Legal Proceedings; Governmental Orders16
Section 4.13	Compliance with Laws16
Section 4.14	Brokers16
Article V Representations and Warranties of Buyer	16
Section 5.01	Organization of Buyer16

i

Section 5.02	Authority of Buyer16
Section 5.03	No Conflicts; Consents17
Article VI Covenants	17
Section 6.01	Confidentiality17
Section 6.02	Non-Competition17
Section 6.03	Books and Records18
Section 6.04	Bulk Sales Laws19
Section 6.05	Receivables19
Section 6.06	Transfer Taxes19
Section 6.07	Further Assurances19
Section 6.08	Post-Closing Audit19
Article VII INDEMNIFICATION	20
Section 7.01	Survival20
Section 7.02	Indemnification by Seller20
Section 7.03	Indemnification by Buyer21
Section 7.04	Certain Limitations22
Section 7.05	Indemnification Procedures24
Section 7.06	Payments26
Section 7.07	Tax Treatment of Indemnification Payments26
Section 7.08	Exclusive Remedy26
Article VIII Miscellaneous	26
Section 8.01	Expenses26
Section 8.02	Notices27
Section 8.03	Interpretation27
Section 8.04	Headings28
Section 8.05	Severability28
Section 8.06	Entire Agreement28
Section 8.07	Successors and Assigns28
Section 8.08	No Third-Party Beneficiaries28
Section 8.09	Amendment and Modification; Waiver28
Section 8.10	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial29
Section 8.11	Specific Performance29
Section 8.12	Counterparts29

ii

Exhibit A – Bill of Sale, Assignment and Assumption Agreement

Exhibit B – License Agreement

Exhibit C – Support Agreement

Disclosure Schedules:

Section 1 – Proposed Conduct of Business

Section 2.01(a) – Inventory

Section 2.01(b) – Assigned Contracts

Section 2.01(c) – Actions

Section 2.01(d) – Prepaids

Section 3.02(viii) – Certain Closing Deliverables

Section 4.01 – Organization

Section 4.03 – Consents

Section 4.05 – Absence of Certain Changes, Events and Conditions

Section 4.06(a) – Material Contracts

Section 4.06(b) – Payments under Material Contracts

Section 4.08 – Sufficiency of Assets

Section 4.09(a) – Intellectual Property

Section 4.09(b) – Intellectual Property Agreements Not Being Assigned to Buyer

Section 4.09(c) – Intellectual Property Rights

Section 4.09(f) – Intellectual Property Rights

Section 4.10(a) – Material Customers

Section 4.10(b) – Material Suppliers

Section 4.12(a) – Legal Proceedings; Government Orders

Section 4.14 – Brokers

iii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of February 12, 2020 is entered into between Circle Media Labs Inc., a Delaware corporation (“Seller”) and Smith Micro Software, Inc., a Delaware corporation (“Buyer”).

Recitals

WHEREAS, Seller is engaged in the business of developing and licensing software and related hardware parental control solutions to Operators in and for the Field (as defined in the License Agreement) (the “Business”); and

WHEREAS, Seller wishes to sell and assign to Buyer, and Buyer wishes to purchase and/or exclusively license from Seller, the assets of Seller which are specific to the Business and other assets of Seller necessary to operate the Business, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I
Definitions

The following terms have the meanings specified or referred to in this Article I:

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Allocation Schedule” has the meaning set forth in Section 2.06.

“Ancillary Documents” means the Bill of Sale, Assignment and Assumption Agreement, the License Agreement, the Support Agreement, and the other agreements, instruments and documents required to be delivered at the Closing.

“Annual Statements of Income” has the meaning set forth in Section 4.04.

“Assigned Contracts” has the meaning set forth in Section 2.01(b).

“Assumed Liabilities” has the meaning set forth in Section 2.03.

“Audit Firm” has the meaning set forth in Section 6.08.

“Balance Sheet” has the meaning set forth in Section 4.04.

“Balance Sheet Date” has the meaning set forth in Section 4.04.

“Bill of Sale, Assignment and Assumption Agreement” has the meaning set forth in Section 3.02(a)(i).

“Business” has the meaning set forth in the recitals.

“Business Assets” means the Purchased Assets together with the Licensed Assets.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York, NY are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Closing” has the meaning set forth in Section 3.01.

“Closing Date” has the meaning set forth in Section 3.01.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Disclosure Schedules” means the Disclosure Schedules delivered by Seller and Buyer concurrently with the execution and delivery of this Agreement.

“Dollars or $” means the lawful currency of the United States.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Excluded Assets” has the meaning set forth in Section 2.02.

“Excluded Liabilities” has the meaning set forth in Section 2.04.

“Financial Statements” has the meaning set forth in Section 4.04.

“FIRPTA Certificate” has the meaning set forth in Section 3.02(a)(iv).

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Holdback” has the meaning set forth in Section 2.05.

“Independent Accountant” means the office of an impartial nationally recognized firm of independent certified public accountants mutually agreed upon and appointed by Buyer and Seller.

“Insurance Benefits” has the meaning set forth in Section 2.01(f).

“Insurance Policies” has the meaning set forth in Section 4.11.

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world:  (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) (“Patents”); (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (“Trademarks”); (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing (“Copyrights”); (d) internet domain names and social media account or user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media accounts and pages, and all content and data thereon or relating thereto, whether or not Copyrights; (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) industrial designs, and all Patents, registrations, applications for registration, and renewals thereof; (g) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein (“Trade Secrets”); (h) computer programs, operating systems, applications, firmware, middleware and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, build instructions and other documentation thereof (“Software”); (i) rights of publicity; and (j) all other intellectual or industrial property and proprietary rights.

“Intellectual Property Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to any Intellectual Property that is used or held for use in the conduct of the Business as currently conducted or proposed to be conducted by Seller; to which Seller is a party, beneficiary or otherwise bound.

“Intellectual Property Assets” means all Intellectual Property that is owned by Seller and used or held for use in the conduct of the Business as currently conducted or proposed to be conducted by Seller, together with all (i) royalties, fees, income, payments, and other proceeds now or hereafter due or payable to Seller with respect to such Intellectual Property; and (ii) claims and causes of action with respect to such Intellectual Property, whether accruing before, on, or after the date hereof/accruing on or after the date hereof, including all rights to and claims for damages, restitution, and injunctive and other legal or equitable relief for past, present, or future infringement, misappropriation, or other violation thereof.

“Intellectual Property Registrations” means all Intellectual Property Assets that are subject to any issuance, registration, or application by or with any Governmental Authority or authorized private registrar in any jurisdiction, including issued Patents, registered Trademarks, domain names and Copyrights, and pending applications for any of the foregoing.

“Intellectual Property Rights” has the meaning set forth in Section 4.09(f).

“Interim Financial Statements” has the meaning set forth in Section 4.04.

“Inventory” has the meaning set forth in Section 2.01(a).

“Knowledge of Seller or Seller’s Knowledge” or any other similar knowledge qualification, means the actual knowledge, of Andrew Olson, Julie Crawford, Tiebing Zhang and Anne Bryan.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“License Agreement” has the meaning set forth in Section 3.02(a)(ii).

“Licensed Assets” means any and all assets and rights licensed to Buyer pursuant to the License Agreement.

“Losses” means losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Business, (b) the value of the Purchased Assets, or (c) the ability of Seller to consummate the transactions contemplated hereby on a timely basis; provided, however, in each case other than a condition, circumstance, event or situation arising out of or resulting from (i) changes in the financial, banking or capital markets or general economic conditions; (ii) conditions affecting the industries in which the Business operates that do not disproportionately affect the Company taken as a whole; (iii) regulatory or political conditions, or securities markets in the United States of America or worldwide; (iv) any outbreak of hostilities, terrorists activities or war, or any material worsening of any such hostilities, activities or war underway as of the date hereof; (v) any natural disasters, including earthquakes, wild fires, floods, mud slides, tsunamis, storms and other similar force majeure events; (vi) changes in law or GAAP, or in the interpretation thereof, in each case that do not disproportionately affect the Company taken as a whole; or (vii) any failure of the Business to meet any projections, budgets or estimates of financial performance for any period ending on or after the date of this Agreement (provided that the underlying cause of any such failure shall not be excluded from the definition of Material Adverse Effect, to the extent applicable).

“Material Contracts” has the meaning set forth in Section 4.06(a).

“Material Customers” has the meaning set forth in Section 4.10(a).

“Material Suppliers” has the meaning set forth in Section 4.10(b).

“Operators” means cable, broadband, mobile (cellular and satellite) and fixed line operators.  For the avoidance of doubt, the term “Operators” includes mobile virtual network operators (MVNOs), however if such MVNO or other Operator is a part of a larger organization which in another capacity is also a Licensed CP Maker (as defined in the License Agreement) the term Operators shall only apply to the MVNO or other such Operator business of such company. “Permit” means any authorization, approval, consent, certificate, license, permit or franchise of or from any Governmental Authority.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Purchase Price” has the meaning set forth in Section 2.05.

“Purchased Assets” has the meaning set forth in Section 2.01.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Restricted Period” has the meaning set forth in Section 6.02(a).

“SEC” means the United States Securities and Exchange Commission.

“Seller” has the meaning set forth in the preamble.

“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“Support Agreement” has the meaning set forth in Section 3.02(a)(iii).

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, documentary, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever imposed by a Governmental Authority, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Territory” means Worldwide.

“Warranties” has the meaning set forth in Section 2.01(e).

Article II
Purchase and Sale

Section 2.01Purchase and Sale of Assets; License of Intellectual Property

.  Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall assume and purchase from Seller, free and clear of any Encumbrances except those Encumbrances expressly set forth in the Assigned Contracts or inherent to the specific asset, all of Seller’s right, title and interest in, to and under all of the following assets (collectively, the “Purchased Assets”):

(a)inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories listed on Section 2.01(a) of the Disclosure Schedules (“Inventory”);

(b)Contracts listed on Section 2.01(b) of the Disclosure Schedules, including all rights to receive payments (whether due or already paid to Seller or its Affiliate) associated with such Contracts that are attributable to any period or to any product or service to be provided following the Closing Date (the “Assigned Contracts”);

(c)rights to the Actions listed on Section 2.01(c) of the Disclosure Schedules;

(d)prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees (including any such item relating to the payment of Taxes) listed on Section 2.01(d) of the Disclosure Schedules;

(e)all of Seller’s rights (or the benefit of such rights, to the extent such rights themselves are not assignable but the benefit thereof can be passed on) under warranties, indemnities and all similar rights against third parties to the extent specific to any Purchased Assets (“Warranties”);

(f)all insurance benefits, including rights and proceeds, after the Closing Date, specific to the Business, the Purchased Assets, or the Assumed Liabilities (the “Insurance Benefits”); and

(g)Customer prospect lists specific to the Business.

Additionally, Seller shall license to Buyer Intellectual Property used by Seller in the Business to the extent specified in and subject to the terms of the License Agreement.

Section 2.02Excluded Assets

.  Notwithstanding the foregoing, the only assets for which ownership rights are being transferred, assigned or otherwise conveyed pursuant to this Agreement are Purchased Assets and shall not include any other assets of Seller (the “Excluded Assets”).  For clarification, license rights to the Licensed Assets are being licensed pursuant to and subject to the terms of the License Agreement.

Section 2.03Assumed Liabilities

.  Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge only the Liabilities of Seller in respect of the Assigned Contracts, but only to the extent that such Liabilities thereunder do not relate to the delivery of goods or provision of services prior to Closing, are required to be performed after the Closing Date and do not relate to any default or noncompliance existing as of the Closing Date (the “Assumed Liabilities”).

Section 2.04Excluded Liabilities

.  Notwithstanding the provisions of Section 2.03 or any other provision in this Agreement to the contrary, Buyer shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of Seller or any of its Affiliates of any kind or nature whatsoever other than the Assumed Liabilities, including any Liability (other than Assumed Liabilities) based upon, resulting from or arising out of the business, operations, properties, assets or obligations of Seller or any of its Affiliates conducted, existing or arising on or prior to the Closing Date, which shall specifically include any Liability arising out of the sale or supply of hardware to a customer prior to the Closing Date, or the use by the customer of such hardware, whether such use occurs prior to, on or after the Closing Date (the “Excluded Liabilities”).  Seller shall, and shall cause each of its controlled Affiliates to, indemnify and hold harmless Buyer from all Excluded Liabilities which they are obligated to pay and satisfy.

Section 2.05Purchase Price; Holdback

.  The purchase price for the Business Assets, inclusive of the license fee for the license under the License Agreement, shall be equal to Thirteen Million Five Hundred Thousand Dollars ($13,500,000.00) (the “Purchase Price”).  Notwithstanding the above, the amount of One Million Three Hundred Fifty Thousand Dollars

($1,350,000) (the “Holdback”) shall be withheld from the Purchase Price payable at Closing, and the amount of $468,761.61 (the “Wunderman Payment”) shall be withheld from the Purchase Price and be remitted by Buyer, on behalf of Seller, at Closing to The Seattle Wunderman Network, LLC d/b/a Wunderman Thompson.  The Holdback, less any amounts of the Holdback previously distributed to Buyer and any amounts subject to outstanding claims made by Buyer in good faith pursuant to this Agreement, the License Agreement, the Support Agreement or any other Ancillary Document, shall be distributed to Seller six months following the Closing Date.  The Holdback may be used by Buyer to satisfy any claims made by Buyer or any of its Affiliates against Seller or its Affiliates pursuant to this Agreement, the License Agreement, the Support Agreement or any other Ancillary Document.  In the event any outstanding claims exist at the time such Holdback is to otherwise be distributed to Seller, such portion of the Holdback relating to such claims shall be retained by Buyer and distributed, if any such funds remain, at such time all such claims have been finally resolved.

Section 2.06Allocation of Purchase Price.

  Seller and Buyer agree that the Purchase Price and the Assumed Liabilities (plus other relevant items to the extent properly taken into account under Section 1060 of the Code) shall be allocated among the Business Assets for Tax purposes in a manner consistent with Section 1060 of the Code and the applicable Treasury Regulations thereunder (and any corresponding provisions of applicable state tax Law).  A draft of the allocation schedule (the “Allocation Schedule”) shall be prepared by Buyer and delivered to Seller within 120 days following the Closing Date.  If Seller notifies Buyer in writing that Seller objects to one or more items reflected in the Allocation Schedule, Seller and Buyer shall negotiate in good faith to resolve such dispute; provided, however, that if Seller and Buyer are unable to resolve any dispute with respect to the Allocation Schedule within sixty (60) days following Buyer’s delivery of the draft Allocation Schedule, such dispute shall be resolved by the Independent Accountant.  The fees and expenses of the Independent Accountant incurred under this Section 2.06 shall be borne equally by Seller and Buyer.  Buyer and Seller shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Allocation Schedule as agreed to by Seller and Buyer (or as resolved by the Independent Accountant).  Any adjustments to the Purchase Price herein shall be allocated pursuant to Treasury Regulation Section 1.1060-1(e)(1)(ii)(B) in a manner consistent with the Allocation Schedule.

Section 2.07Reserved

.

Section 2.08Third Party Consents

.  To the extent that Seller’s rights under any Assigned Contract, may not be assigned to Buyer without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller, at its expense, shall use its reasonable best efforts to obtain any such required consent(s) as promptly as possible.  If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the Assigned Contract in question so that Buyer would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by law and the Assigned Contract, shall act after the Closing as Buyer’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the Assigned Contract, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer.  Notwithstanding any provision in this Section 2.08 to the contrary, Buyer shall not be deemed to have waived its rights under Section 3.02(a)(vii) hereof unless and until Buyer either provides written waivers thereof or elects to proceed to consummate the transactions contemplated by this Agreement at Closing.

Section 2.09Further Assurances for Purchased Assets.

 In the event that after the Closing, it is discovered that certain assets, properties or rights constituting Business Assets, including Intellectual Property Assets and rights under Intellectual Property Agreements, were not provided to Buyer at Closing, and such assets, properties or rights are needed by Buyer in the operation of the Business, then Seller shall either (at Seller’s election) provide temporary access to such required assets, properties or rights under the Support Agreement or, if such assets, properties or rights are not otherwise used by Seller, provide such assets, properties or rights to Buyer, in each case upon the reasonable request of Buyer, at no additional cost or expense to Buyer other than any costs properly chargeable under the Support Agreement.  For clarity, Seller makes no representation or warranty that its license pursuant to the Settlement and Patent License Agreement by and between Seller and Kajeet, Inc., dated as of September 4, 2018 (the “Kajeet Settlement”) is assignable, and such license is not considered part of the Business Assets.

Article III
Closing

Section 3.01Closing

.  The consummation of the transactions contemplated hereby (the “Closing”) shall take place remotely via the exchange of documents and signatures on the date hereof (the “Closing Date”). The Closing shall be effective as of 12:01 a.m. (Eastern Time) on the Closing Date (the “Effective Time”) and all calculations, actions and proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken and executed simultaneously at the Effective Time and no actions or proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

Section 3.02Closing Deliverables

.

(a)At the Closing, Seller shall deliver, or cause to be delivered, to Buyer the following:

(i)a bill of sale, assignment and assumption agreement in the form of Exhibit A hereto (the “Bill of Sale, Assignment and Assumption Agreement”) and duly executed by Seller transferring the Purchased Assets to Buyer and effecting the assignment to and assumption by Buyer of the Purchased Assets and the Assumed Liabilities;

(ii)a license agreement in the form of Exhibit B hereto (the “License Agreement”) duly executed by Seller;

(iii)a support agreement in the form of Exhibit C hereto (the “Support Agreement”) duly executed by Seller;

(iv)a certificate pursuant to Treasury Regulations Section 1.1445-2(b) (the “FIRPTA Certificate”) that Seller is not a foreign person within the meaning of Section 1445 of the Code duly executed by Seller;

(v)a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Seller certifying: (i) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby; and (ii) the names and signatures of the officers of Seller authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder;

(vi)such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement;

(vii)executed counterparts of all approvals, consents and waivers that are listed on Section 4.03 of the Disclosure Schedules and have been received by Seller, or to the extent any such consents have not been received by Seller, written confirmation from Buyer that such consent will not be required for Closing;

(viii)counterparts to those agreements or amendments to agreements set forth in Section 3.02(viii) of the Disclosure Schedules executed by the parties set forth in Section 3.02(viii) of the Disclosure Schedules; and

(ix)written authorization and confirmation from any Person holding an Encumbrance with respect to the Purchased Assets that, once any applicable payment is made as outlined in sufficient detail therein, any and all Encumbrances held by such Person on the Purchased Assets shall be terminated, and the appropriate filings may be made on such Person’s behalf to evidence the termination of such Encumbrances; each in a form that is reasonably acceptable to Buyer.

(b)At the Closing, Buyer shall deliver to Seller the following:

(i)the Purchase Price, less the Holdback amount and the Wunderman Payment (the “Closing Payment”), by wire transfer of immediately available funds to the bank account specified in writing by Seller no less than five (5) Business Days prior to the Closing Date;

(ii)the Bill of Sale, Assignment and Assumption Agreement duly executed by Buyer;

(iii)the License Agreement duly executed by Buyer;

(iv)the Support Agreement duly executed by Buyer; and

(v)a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Buyer certifying: (i) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby; and (ii) the names and signatures of the officers of Buyer authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder.

Article IV
Representations and Warranties of Seller

Except as set forth in the correspondingly numbered Section of the Disclosure Schedules, Seller represents and warrants to Buyer that the statements contained in this Article IV are true and correct as of the date hereof.

Section 4.01Organization and Qualification of Seller

.  Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business as currently conducted.  Section 4.01 of the Disclosure Schedules sets forth each jurisdiction in which Seller is licensed or qualified to do business, and Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership of the Business Assets or the operation of the Business as currently conducted makes such licensing or qualification necessary; except where the failure to be so duly qualified or in good standing would not, and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.  No Affiliate of Seller holds any right, title or interest in any of the Business Assets, nor does any Affiliate of Seller operate any portion of the Business.

Section 4.02Authority of Seller

.  Seller has full corporate power and authority to enter into this Agreement and the Ancillary Documents to which Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Seller of this Agreement and any Ancillary Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller.  This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms.  When each Ancillary Document to which Seller is or will be a party has been duly executed and delivered by Seller (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Seller enforceable against it in accordance with its terms.

Section 4.03No Conflicts; Consents

.  The execution, delivery and performance by Seller of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:  (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-

laws or other organizational documents of Seller; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller, the Business or the Purchased Assets; (c) except as set forth in Section 4.03 of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract or Permit to which Seller is a party or by which Seller or the Business is bound or to which any of the Purchased Assets are subject (including any Assigned Contract); or (d) result in the creation or imposition of any Encumbrance on the Purchased Assets.  No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement or any of the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

Section 4.04Financial Statements

.  Copies of the statements of revenue and direct expenses of the Business for the fiscal year ending December 31, 2018 (the “Annual Statements of Income”), and financial statements consisting of assets acquired and liabilities assumed by Buyer as of December 31, 2019 and the related statement of revenue and direct expenses for the nine-month period then ended (the “Interim Financial Statements” and together with the Annual Statements of Income, the “Financial Statements”) have been delivered to Buyer.  The Financial Statements are based on the books and records of the Business, and fairly present (i) the assets acquired and liabilities assumed by Buyer and the revenue and direct expenses of the Business as of the respective dates they were prepared, and (ii) the operations of the Business for the periods indicated.  The statement of assets acquired and liabilities assumed as of December 31, 2018 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.” Seller maintains a standard system of accounting.

Section 4.05Absence of Certain Changes, Events and Conditions

.  Except as listed on Section 4.05 of the Disclosure Schedules, since January 1, 2019, the Business has been operated in the ordinary course of business consistent with past practice and there has not been any event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Business.

Section 4.06Material Contracts

.

(a)Section 4.06(a) of the Disclosure Schedules lists each Contract of Seller (x) by which the Business or any of the Business Assets are bound or materially affected or (y) to which Seller is a party or by which it is bound in connection with the Business or the Business Assets, including those Contracts that will not be assigned to Buyer and that Buyer will have to replace in order to operate the Business following the Closing, but excluding those related to general purpose facilities, infrastructure, administration and the like that are not specific to the Business (the “Material Contracts”), specifying for each the date, title and parties thereto.

(b)Each Material Contract is valid and binding on Seller in accordance with its terms and is in full force and effect.  None of Seller or, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Material Contract.  No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.  Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyer.  There are no material disputes pending or threatened under any Material Contract related to the Business or any of the Purchased Assets.  Seller has not received any payments pursuant to the Assigned Contracts that relate to, are associated with or are attributable to any period, or to any product or service to be provided, following the Closing.

Section 4.07Title to Purchased Assets

.  Seller has good and valid title to, or a valid leasehold interest in, all of the Purchased Assets.  All such Purchased Assets (including leasehold interests) are free and clear of Encumbrances except those Encumbrances expressly set forth in the Assigned Contracts.

Section 4.08Condition and Sufficiency of Assets

.  Except for the (i) assets used in the administrative and corporate overhead of the Business and (ii) assets set forth in Section 4.08 of the Disclosure Schedules, the Purchased Assets and Licensed Assets are all the material assets of  Seller used by Seller in the conduct of the Business prior to the Closing, and, excluding those related to general purpose facilities, infrastructure, administration, and the like, constitute all of the material rights, property and assets necessary to conduct the Business as currently conducted.

Section 4.09Intellectual Property

.

(a)Section 4.09(a) of the Disclosure Schedules contains a correct, current and complete list of:  (i) all Intellectual Property Registrations of Seller relating to the Business, specifying as to each, as applicable:  the title, mark, or design; the jurisdiction by or in which it has been issued, registered or filed; the patent, registration or application serial number; the issue, registration or filing date; and the current status; (ii) all material unregistered Trademarks of Seller relating to the Business; and (iii) all Software proprietary to Seller relating to the Business by name and version number.  All required filings and fees related to the Intellectual Property Registrations relating to the Business have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are otherwise in good standing.  Seller has provided Buyer with true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Intellectual Property Registrations relating to the Business.

(b)Section 4.09(b) of the Disclosure Schedules contains a correct, current and complete list of all Intellectual Property Agreements relating to the Business, that will not be assigned to Buyer and that Buyer will have to replace in order to operate the Business following the Closing and excluding those related to general purpose facilities, infrastructure, administration and the like that are not specific to the Business, specifying for each the date, title and parties thereto.  Seller has provided Buyer with true and complete copies (or in the case of any oral agreements, a complete and correct written description)

of all such Intellectual Property Agreements relating to the Business, including all modifications, amendments and supplements thereto and waivers thereunder.  Each such Intellectual Property Agreement relating to the Business is valid and binding on Seller in accordance with its terms and is in full force and effect.  Neither Seller nor, to Seller’s Knowledge, any other party thereto is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any such Intellectual Property Agreement relating to the Business.

(c)Seller is the sole and exclusive legal and beneficial, and with respect to the Intellectual Property Registrations, record, owner of all right, title and interest in and to or has sufficient rights to use the Intellectual Property Assets relating to the Business, and has the valid and enforceable right to use all other Intellectual Property used or held for use in or necessary for the conduct of the Business as currently conducted.  Seller has entered into binding, valid and enforceable written Contracts with each current and former employee and independent contractor who is or was involved in or has contributed to the invention, creation, or development of any Intellectual Property during the course of employment or engagement with Seller.

(d)Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Buyer’s right to own or use any Intellectual Property Assets relating to the Business or any Intellectual Property relating to the Business subject to any Intellectual Property Agreement.

(e)All Intellectual Property Registrations relating to the Business are subsisting and in full force and effect.  Seller has taken commercially reasonable steps to maintain and protect the Intellectual Property Assets relating to the Business and to preserve the confidentiality of all Trade Secrets included in the Intellectual Property Assets.

(f)Seller has not received a notice (written or otherwise) that any of, the Intellectual Property Assets or the Intellectual Property licensed under the Intellectual Property Agreements (collectively, the “Intellectual Property Rights”) has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within two (2) years from the date of this Agreement.  The Seller has not received a written notice of a claim nor, to the Knowledge of Seller, do the Intellectual Property Rights violate or infringe upon the rights of any Person.  To the Knowledge of the Seller, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.  The Seller has taken reasonable security measures to protect the secrecy, confidentiality and value of all of the Intellectual Property Assets, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(g)There are no Actions (including any opposition, cancellation, revocation, review, or other proceeding) settled, pending or to Seller’s Knowledge threatened (including in the form of offers to obtain a license):  (i) alleging any infringement, misappropriation, or other violation of the Intellectual Property of any Person by Seller in the conduct of the Business; (ii) challenging the validity, enforceability, registrability, patentability, or ownership of any Intellectual Property Assets; or (iii) by Seller or any other Person alleging any infringement, misappropriation, or violation by any Person of any Intellectual Property Assets.  Seller is not aware of any specific facts or circumstances that would reasonably be expected to give rise to any such Action.  To Seller’s Knowledge, Seller is not subject to any outstanding or prospective Governmental Order (including any motion or petition therefor) that does or could reasonably be expected to restrict or impair the use of any Intellectual Property Assets relating to the Business.

(h)Subject to the exclusions set forth in Sections 7.02(c)(A) and (B), the Buyer’s use of the Operator Technology Assets (as defined in the License Agreement) as licensed pursuant to the License Agreement, does not and shall not violate any third party’s Intellectual Property rights whether such violation arises before, on or after the Closing Date.

(i)For the avoidance of doubt, Seller does not make any of the foregoing representations or warranties with respect to the patents licensed under the Kajeet Settlement.

Section 4.10Customers and Suppliers

.

(a)Section 4.10(a) of the Disclosure Schedules separately sets forth with respect to the Business (i) all customers of the Business in each of the two (2) most recent fiscal years (collectively, the “Material Customers”); and (ii) the amount of accrued revenue recognized from each Material Customer during such periods.  Seller has not received any notice, and has no reason to believe, that any of the Material Customers has ceased, or intends to cease after the Closing, to use the goods or services of the Business or to otherwise terminate or materially reduce its relationship with the Business.

(b)Section 4.10(b) of the Disclosure Schedules separately sets forth with respect to the Business (i) the top five (5) suppliers in aggregate consideration paid by Seller for each of the two (2) most recent fiscal years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods.  Seller has not received any notice, and has no reason to believe, that any of the Material Suppliers has ceased, or intends to cease, to supply goods or services to the Business or to otherwise terminate or materially reduce its relationship with the Business.

Section 4.11Insurance

.  There are no claims related to the Business, the Business Assets or the Assumed Liabilities pending under any insurance policies maintained by Seller or its Affiliates (collectively, the “Insurance Policies”) as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.

Section 4.12Legal Proceedings; Governmental Orders

.

(a)Except as set forth in Section 4.12(a) of the Disclosure Schedules, there are no Actions pending or, to Seller’s Knowledge, threatened against or by Seller (a) relating to or affecting the Business, the Business Assets or the Assumed Liabilities; or (b) that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.  To Seller’s Knowledge, no event has occurred or circumstances exists that may give rise to, or serve as a basis for, any such Action.

(b)There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against, relating to or affecting the Business.

Section 4.13Compliance with Laws

.

(a)Seller has complied, and is now complying, with all Laws applicable to the conduct of the Business as currently conducted or the ownership and use of the Business Assets, except any non-compliance which would not result in a material Loss.

Section 4.14Brokers

.  Except as set forth in Section 4.14 of the Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Seller.

Article V
Representations and Warranties of Buyer

Buyer represents and warrants to Seller that the statements contained in this Article V are true and correct as of the date hereof.

Section 5.01Organization of Buyer

.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being and as heretofore conducted.

Section 5.02Authority of Buyer

.  Buyer has full corporate power and authority to enter into this Agreement and the Ancillary Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Buyer of this Agreement and any Ancillary Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer.  This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.  When each Ancillary Document to which Buyer is or will be a party has been duly executed and delivered by Buyer (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Buyer enforceable against it in accordance with its terms.

Section 5.03No Conflicts; Consents

.  The execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:  (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of Buyer; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice or other action by any Person under any Contract to which Buyer is a party.  No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

Article VI
Covenants

Section 6.01Confidentiality

.  From and after the Closing, Seller shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Business, except to the extent that Seller can show that such information (a) is generally available to and known by the public through no fault of Seller, any of its Affiliates or their respective Representatives; or (b) is lawfully acquired by Seller, any of its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.  If Seller or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed, provided that Seller shall use reasonable best efforts to obtain, at Buyer’s expense, an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 6.02Non-Competition

.

(a)For a period of five (5) years commencing on the Closing Date (the “Restricted Period”), Seller shall not, and shall not permit any of its Subsidiaries, to, directly or indirectly, (i) engage in or assist others in engaging in the Business in the Territory; (ii) have an ownership interest in any Person that engages directly or indirectly in the Business in the Territory in any capacity, including as a partner, shareholder, member, principal, agent, trustee or consultant; or (iii) cause, induce or encourage any material actual or prospective client, customer, supplier or licensor of the Business (including any existing or former client or customer of Seller and any Person that becomes a client or customer of the Business after the Closing), or any other Person who has a material business relationship with the Business, to terminate or modify any such actual or prospective relationship, provided, however that each of the foregoing restrictions shall terminate immediately upon Seller’s exercise of the Circle License Expansion Option (as defined in the License Agreement).  Notwithstanding the foregoing, Seller may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own five percent (5%) or more of any class of securities of such Person.  For the avoidance of doubt, the parties acknowledge and agree that the covenants contained in this Section 6.02 shall not be binding on any Seller successor which was not an Affiliate prior to its becoming a successor, except with respect to such successor’s use of the Operator Technology Assets (other than know-how and the items set forth in Section 1.14(i) of the definition of Intangibles) (as both terms are defined in the License Agreement) that is not expressly permitted by the License Agreement.

(b)Seller acknowledges that a breach or threatened breach of this Section 6.02 could give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(c)Seller acknowledges that the restrictions contained in this Section 6.02 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement.  In the event that any covenant contained in this Section 6.02 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law.  The covenants contained in this Section 6.02 and each provision hereof are severable and distinct covenants and provisions.  The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

(d)Notwithstanding the above, the restrictions set forth in this Section 6.02 shall not restrict the Seller or successor from taking any of the actions specified in Section 2.4.1 of the License Agreement.

Section 6.03Books and Records

.

(a)In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, for a period of three (3) years after the Closing, Buyer shall:

(i)retain the Books and Records (including personnel files) relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of Seller; and

(ii)upon reasonable notice, afford the Seller’s Representatives reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such Books and Records.

(b)In order to facilitate the resolution of any claims made by or against or incurred by Buyer after the Closing, or for any other reasonable purpose, for a period of three (3) years following the Closing, Seller shall:

(i)retain the books and records (including personnel files) of Seller which relate to the Business and its operations for periods prior to the Closing; and

(ii)upon reasonable notice, afford the Buyer’s Representatives reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records.

(c)Neither Buyer nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 6.03 where such access would violate any Law.

Section 6.04Bulk Sales Laws

.  The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer; it being understood that any Liabilities arising out of the failure of Seller to comply with the requirements and provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction which would not otherwise constitute Assumed Liabilities shall be treated as Excluded Liabilities.

Section 6.05Receivables

.  From and after the Closing, if Seller or any of its Affiliates receives or collects any funds from performance after Closing of the Assigned Contracts, Seller or its Affiliate shall remit such funds to Buyer within five (5) Business Days after its receipt thereof.  From and after the Closing, if Buyer or its Affiliate receives or collects any funds from performance before Closing of the Assigned Contracts, Buyer or its Affiliate shall remit any such funds to Seller within five (5) Business Days after its receipt thereof.

Section 6.06Transfer Taxes

.  All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Ancillary Documents (including any real property transfer Tax and any other similar Tax) shall be borne and paid by Buyer when due.

Section 6.07Further Assurances

.  Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the Ancillary Documents.

Section 6.08Post-Closing Audit

.  Buyer may be required to prepare, or cause to be prepared, at Buyer’s sole cost and expense, certain balance sheets, statements of income, cash flows and stockholders’ equity for the Business in accordance with GAAP and the applicable sections of the SEC Division of Corporate Finance’s Financial Reporting Manual, as required by Regulation S-

X for the following periods (or any other such periods as may be required thereby), and together with all footnotes required by GAAP, as of and for (A) each of the years ended 2018 and 2019, which shall be audited by a registered accounting firm selected by Buyer (the “Audit Firm”) and (B) any partial yearly period required by such SEC rules until the Closing Date, which shall not be required to be audited by the Audit Firm, which financial statements shall be prepared in a manner meeting the requirements of GAAP.  Seller acknowledges and consents to the foregoing and to Audit Firm’s delivery of the financial statements referenced in this Section 6.08 to Buyer and agrees to, at Buyer’s sole cost and expense for any incremental out-of-pocket costs, reasonably promptly provide any necessary information post-Closing in cooperation with Buyer and the Audit Firm to assist the Audit Firm in the completion of an audit of the financial statements and, including executing such management and other representation letters as shall be requested by the Audit Firm, so that the Audit Firm is able to complete its audit of the financial statements. Seller shall also cooperate with Buyer by providing information in its possession to the Audit Firm to facilitate its ability to deliver one or more customary “comfort letters” as reasonably requested by Buyer.  Seller shall cooperate and provide information promptly upon request in order to facilitate the Audit Firm being able to deliver the financial statements described in this Section 6.08 on or prior to sixty (60) days following the Closing.  In addition to the foregoing, Seller agrees to, at Buyer’s sole cost and expense, take any additional actions necessary post-Closing in cooperation with Buyer and the Audit Firm to allow Buyer to comply with its reporting obligations under Regulation S-X in connection with its purchase of the Business.

Article VII
INDEMNIFICATION

Section 7.01Survival

.  Subject to the limitations and other provisions of this Agreement, the representations and warranties of Seller contained herein, in the License Agreement and each of the other Ancillary Documents shall survive the Closing and shall remain in full force and effect until the two year anniversary of the date hereof; provided, that the representations and warranties in (i) Section 4.01 (Organization and Qualification of Seller), Section 4.02 (Authority of Seller), Section 4.03 (No Conflicts; Consents), Section 4.07 (Title to Purchased Assets), Section 4.14 (Brokers), Section 5.01 (Organization of Buyer) and Section 5.02 (Authority of Buyer) of this Agreement (collectively, the “Fundamental Representations”) shall survive for a period of three (3) years after the Closing and (ii) Section 4.09 (Intellectual Property) of this Agreement and Sections 2.9 (Circle Warranties) and 2.11 (Open Source Technology) of the License Agreement (collectively, the “IP Representations”) shall survive for a period of three (3) years after the Closing.  All covenants and agreements of the parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein.  Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

Section 7.02Indemnification by Seller

.  Subject to the other terms and conditions of this Article VII, Seller shall indemnify and defend each of Buyer and its Affiliates and their respective Representatives (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(a)any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement, the License Agreement, or any of the other Ancillary Documents or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement, the License Agreement, or any of the other Ancillary Documents or any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement;

(c)any claim by a third party that the use of the Operator Technology Assets as licensed pursuant to the License Agreement, whether arising before, on or after the Closing Date violates such third party’s intellectual property rights (but not including any of the Licensed Patents (as defined in Kajeet Settlement); provided that the foregoing shall not apply to the extent of (A) any grossly negligent act or omission of any Buyer Indemnitee, or (B) a claim with respect to portions or components of the Operator Technology Assets (i) not provided by Seller, (ii) resulting from modifications made by Seller in accordance with Buyer written specifications, (iii) that are modified other than by Seller or its authorized representatives, (iv) combined with other products, processes or materials, (v) where Buyer continues allegedly infringing activity as to the Operator Technology Assets after being notified thereof and being provided by Seller with modifications that would have avoided the alleged infringement, or (vi) where Buyer’s use of the Operator Technology Assets is not in accordance with the License Agreement and all related documentation in any material respect, in each case (A) or (B) where the claim would not have arisen but for the occurrence of (A) or (B);

(d)any breach of Seller’s Services (as defined in the Support Agreement) obligations under the Support Agreement; or

(e)any Excluded Asset and/or any Excluded Liability.

Section 7.03Indemnification by Buyer

.  Subject to the other terms and conditions of this Article VII, Buyer shall indemnify and defend each of Seller and its Affiliates and their respective Representatives (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to or by reason of:

(a)any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement, the License Agreement, or any of the other Ancillary Documents or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement, the License Agreement, or any of the other Ancillary Documents; or

(c)any third party claim arising from or relating to (i) any claims of infringement relating to the SMSI Derivative Works (as defined in the License Agreement) whether arising before, on or after the Closing Date (but excluding any claims with respect to the Operator Technology Assets), and (ii) any claims of end users of the SMSI Derivative Works; provided that the foregoing indemnification obligations shall not apply to the extent of any grossly negligent act or omission of any Seller Indemnitee.

Section 7.04Certain Limitations

.  The indemnification provided for in Section 7.02 and Section 7.03 shall be subject to the following limitations:

(a)Subject to Section 7.04(c) below, the aggregate amount of all Losses for which Seller shall be liable pursuant to Section 7.02(a) shall not exceed One Million Three Hundred Fifty Thousand Dollars ($1,350,000) (the “Cap”).

(b)Subject to Section 7.04(c) below, the aggregate amount of all Losses for which Buyer shall be liable pursuant to Section 7.03(a) shall not exceed the Cap.

(c)Notwithstanding the foregoing, with respect to Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any Fundamental Representations or IP Representations, the Cap shall increase from $1,350,000 to the Purchase Price.

(d)Notwithstanding the foregoing, the aggregate amount of all Losses for which Seller shall be liable pursuant to Section 7.02(c) shall not exceed the Purchase Price.  Additionally, no claims may be made pursuant to Section 7.02(c) following the three (3) year anniversary of the Closing Date. Any indemnity under Section 7.02(c) shall apply towards any Cap with respect to indemnity for IP Representations and vice versa.

(e)Notwithstanding the foregoing, the aggregate amount of all Losses for which Seller shall be liable pursuant to (i) Section 7.02(a) and 7.02(b) as it relates to a breach of any representation, warranty, covenant under the Support Agreement and (ii) Section 7.02(d) shall not exceed (x) $1,350,000 for any claim related to the Initial Term (as defined in the Support Agreement); or (y) the aggregate amount of fees paid by Buyer to Seller under the Support Agreement in connection with the exercise of the extension term therein for any claim related to such extension term.

(f)Notwithstanding the foregoing, the aggregate amount of all Losses for which Buyer shall be liable pursuant to Section 7.03(c) shall not exceed the Purchase Price.

Additionally, no claims may be made pursuant to Section 7.03(c) following the three (3) year anniversary of the Closing Date.

(g)Notwithstanding the foregoing, the aggregate amount of all Losses for which Seller shall be liable pursuant to Sections 7.02(a), (b), (c), (d) plus liquidated damages under Section 1.1(f) of the Support Agreement shall not exceed the Purchase Price. Additionally, no claims may be made pursuant to Section 7.02(a), (b), (c) and (d) following the three (3) year anniversary of the Closing Date.  Notwithstanding the above, there shall be no limitation (in either amount, time or otherwise) on Seller’s obligation to pay the Circle Expansion Fee (as defined in the License Agreement), if Seller exercises the Circle License Expansion Option (as defined in the License Agreement).

(h)Notwithstanding the foregoing, the aggregate amount of all Losses for which Buyer shall be liable pursuant to Sections 7.03(a), (b) and (c) shall not exceed the Purchase Price. Additionally, no claims may be made pursuant to Sections 7.03(a), (b), and (c) following the three (3) year anniversary of the Closing Date.  Notwithstanding the above, there shall be no limitation (in either amount, time or otherwise) on Buyer’s obligation to pay the SMSI Expansion Fee (as defined in the License Agreement), if Buyer exercises the SMSI License Expansion Option (as defined in the License Agreement).

(i)For purposes of this Article VII, the calculation of Losses shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation, warranty, covenant or other agreement; provided, however, that such qualifications shall be included for purposes of determining whether there is an inaccuracy or breach.

(j)Each party shall (and shall cause its Affiliates to) use reasonable commercial efforts to pursue all legal rights and remedies available in order to mitigate the Losses for which indemnification is provided to it under this Article VII, in accordance with applicable law.

(k)The amount of Losses for which indemnification is provided under this Agreement will be reduced to take account of any Tax benefit actually received by the Indemnified Party arising from the incurrence or payment of any such Losses.

(l)The amount of Losses recoverable by an Indemnified Party under this Article VII with respect to an indemnity claim shall be reduced by the amount of any payment actually received by such Indemnified Party (or an Affiliate thereof), with respect to the Losses to which such indemnity claim relates, from an insurance carrier, net of any expenses incurred in connection therewith, including any increases to insurance premiums. An Indemnified Party shall use reasonable commercial efforts to pursue, and to cause its Affiliates to pursue, all insurance claims to which it may be entitled in connection with any Losses it incurs, and the parties shall cooperate with each other in pursuing insurance claims with respect to any Losses or any indemnification obligations with respect to Losses. If an Indemnified Party (or an Affiliate) actually receives any insurance payment in connection with any claim for Losses for which it has already received an indemnification payment from the Indemnifying Party, it shall pay to the Indemnifying

Party, within 30 days of receiving such insurance payment, an amount equal to the excess of (A) the amount previously received by the Indemnified Party under this Article VII with respect to such claim plus the amount of the insurance payments actually received, net of any expenses incurred in connection therewith, including any increases to insurance premiums, over (B) the amount of Losses with respect to such claim which the Indemnified Party has become entitled to receive under this Article VII.

Section 7.05Indemnification Procedures

.  The party making a claim under this Article VII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VII is referred to as the “Indemnifying Party”.

(a)Third Party Claims.  If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) calendar days after receipt of such notice of such Third Party Claim.  The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure.  Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party.  The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (x) is asserted directly by or on behalf of a Person that is a supplier or customer of the Business, or (y) seeks an injunction or other equitable relief against the Indemnified Party.  In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 7.05(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party.  The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof.  The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the indemnified party (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party and that cannot be effectively pursued by counsel to Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required.  If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 7.05(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim.  Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of Section 6.01) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b)Settlement of Third Party Claims.  Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 7.05(b).  If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all Liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party.  If the Indemnified Party fails to consent to such firm offer within ten (10) calendar days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer.  If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim.  If the Indemnified Party has assumed the defense pursuant to Section 7.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)Direct Claims.  Any Action by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim.  The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure.  Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party.  The Indemnifying Party shall have fifteen (15) calendar days after its receipt of such notice to respond in writing to such Direct Claim.  The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Indemnified Party’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request.  If the Indemnifying Party does not so respond within such fifteen (15) calendar day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

Section 7.06Payments

.  Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article VII, the Indemnifying Party shall satisfy its obligations within ten (10) Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds.  The parties hereto agree that should an Indemnifying Party not make full payment of any such obligations within such ten (10) Business Day period, any amount payable shall accrue interest from and including the date of agreement of the Indemnifying Party or final, non-appealable adjudication to and including the date such payment has been made at a rate per annum equal to five percent (5%).  Such interest shall be calculated daily on the basis of a 365 day year and the actual number of days elapsed, without compounding.  Additionally, Buyer agrees to retain funds, to the extent sufficient funds are available, from the Holdback as its first source of recovery prior to seeking payment from Seller in accordance with the procedures set forth above in this Section 7.06.

Section 7.07Tax Treatment of Indemnification Payments

.  All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 7.08Exclusive Remedy

.  This Article VII will be the sole and exclusive remedy of the Buyer Indemnitees and Seller Indemnitees from and after the Closing Date for any claims arising under this Agreement, the License Agreement, the Support Agreement or any of the other Ancillary Documents, including claims of inaccuracy in or breach of any representation, warranty, covenant or agreement contained herein; provided, however, that the foregoing will not be deemed the sole remedy with respect to, a waiver of, or otherwise eliminate, restrict or limit in any way, (a) any right to specific performance or injunctive relief pursuant to equitable law or any other equitable remedy, including pursuant to Section 8.11 herein, (b) any right to enforce the liquidated damages provision in the Support Agreement, and (c) any right or remedy arising by reason of any claim of fraud, intentional misrepresentation or intentional breach with respect to this Agreement, the License Agreement, the Support Agreement or any of the other Ancillary Documents, or breach of confidentiality obligations with respect to the License Agreement.

Article VIII
Miscellaneous

Section 8.01Expenses

.  Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 8.02Notices

.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e‑mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third (3rd) business day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.02):

If to Seller:	Circle Media Labs Inc. 1104 NW 15th Avenue Portland, OR 97209 Attention: Andrew Olson E-mail: andrew.olson@meetcircle.com
with a copy to:	Gunderson Dettmer LLP 550 Allerton Street Redwood City, CA 94063 Attention: Dan O’Connor E-mail: doconnor@gunder.com
If to Buyer:	Smith Micro Software, Inc. 5800 Corporate Drive, 5th Floor Pittsburgh, PA 15237 Attention:Timothy C. Huffmyer E-mail:thuffmyer@smithmicro.com legal@smithmicro.com
with a copy to:	Buchanan Ingersoll & Rooney PC 501 Grant Street, Suite 200 Pittsburgh, PA 15219 Attention:Brian Novosel E-mail:brian.novosel@bipc.com

Section 8.03Interpretation

.  For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole.  Unless the context otherwise requires, references herein:  (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.  The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 8.04Headings

.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 8.05Severability

.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.  Except as provided in Section 6.02(c), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 8.06Entire Agreement

.  This Agreement and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

Section 8.07Successors and Assigns

.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed, provided that no such consent shall be required with respect to any assignment to a third party acquirer of substantially all of a party’s business to which this Agreement relates; provided further, that such assignee assumes both the rights and obligations under this Agreement and the assigning party gives the other Party prompt notice of such assignment.  No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 8.08No Third-Party Beneficiaries

.  This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.09Amendment and Modification; Waiver

.  This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.  No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving.  No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.  No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 8.10Governing Law; Submission to Jurisdiction; Waiver of Jury Trial

.

(a)This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(b)ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF DELAWARE IN EACH CASE LOCATED IN DELAWARE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING.  THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

Section 8.11Specific Performance

.  The parties agree that irreparable damage could occur if any provision of this Agreement, the License Agreement, the Support Agreement and each other Ancillary Document were not performed in accordance with the terms hereof and that the parties shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity hereunder or thereunder.

Section 8.12Counterparts

.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.  A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
SELLER: Circle Media Labs Inc. By: /s/Andrew Olson Name: Andrew Olson Title: CEO
BUYER: Smith Micro Software, Inc.
By: /s/Timothy C. Huffmyer Name: Timothy C. Huffmyer Title: CFO

[Signature Page to Asset Purchase Agreement]